Exhibit 99.1

ASUR Announces Conclusion of Extraordinary Maximum Rate Review Process for the Mexican Airports

MEXICO CITY, April 7, 2021 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced the conclusion of the Extraordinary Review Process of Maximum Rates at its Mexican airports, for the period 2021 to 2023.

Following this Extraordinary Review, the mandatory investment amounts required under the Master Development Program are as follows:

Airport	2021	2022	2023
Cancun	1,110,458	679,487	170,426
Cozumel	89,295	53,192	18,680
Huatulco	60,975	73,610	70,096
Merida	589,152	308,918	11,523
Minatitlan	41,109	14,490	6,730
Oaxaca	97,446	45,965	16,359
Tapachula	211,622	185,198	27,382
Veracruz	124,323	46,424	22,757
Villahermosa	127,723	28,224	22,140
TOTAL ASUR	2,452,104	1,435,509	366,093
Figures in thousands of Mexican pesos as of December 31, 2016

Following the changes in the amounts of the committed investments, as well as other assumptions included in the Extraordinary Review, the new Maximum Rates applicable per workload unit are as follows:

Airport	2021	2022	2023
Cancun	$188.34	$187.02	$185.71
Cozumel	$383.42	$380.74	$378.07
Huatulco	$199.60	$198.20	$196.81
Merida	$213.35	$211.86	$210.38
Minatitlán	$391.51	$388.77	$386.05
Oaxaca	$180.68	$179.42	$178.16
Tapachula	$268.05	$266.17	$264.31
Veracruz	$221.20	$219.65	$218.11
Villahermosa	$213.53	$212.04	$210.56

The maximum rates mentioned above have been adjusted with an annual efficiency factor of 0.7% and are expressed in Mexican pesos as of December 31, 2016. They will be updated in accordance with the National Producer Price Index (INPP), excluding oil.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Forward Looking Statements

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR's filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. In particular, the impact of the COVID-19 pandemic on global economic conditions and the travel industry, as well as on the business and results of operations of the Company in particular, is expected to be material, and, as conditions are changing rapidly, is difficult to predict. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

CONTACT: ASUR, Lic. Adolfo Castro, (52) 55-5284-0408, acastro@asur.com.mx; InspIR Group, Susan Borinelli, (646) 330-5907, susan@inspirgroup.com